
07005785

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-66518

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JAPAN WORKS CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3210 NORTH CANYON ROAD
(No. and Street)

PROVO (City) UTAH (State) 84604 (Zip Code)

PROCESSED
APR 09 2007
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ALAN LARSEN (801) 362-5190
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SQUIRE & COMPANY, PC
(Name – *if individual, state last, first, middle name*)

1329 SOUTH 800 EAST (Address) OREM, (City) UTAH (State) 84097-7700 (Zip Code)


SEC MAIL PROCESSING SECTION
RECEIVED
MAR 05 2007
WASH, D.C.
213

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ALAN B. LARSEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JAPAN WORKS CAPITAL, LLC, as of FEBRUARY 23rd, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PARTNER

Title

Notary Public


DORIS FULLMER
Notary Public
State of Utah
My Comm. Expires Dec 6, 2008
1900 N Canyon Rd Provo UT 84604

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JAPANWORKS CAPITAL, LLC

FINANCIAL STATEMENTS

Year Ended December 31, 2006

TABLE OF CONTENTS

SQUIRE
AUDIT • TAX • ADVISORY

1329 South 800 East • Orem, Utah 84097-7700 • (801) 255-6900 • Fax (801) 226-7739 • www.squire.com

Independent Auditor's Report

To the Members of
JapanWorks Capital, LLC

We have audited the accompanying statement of financial condition of JapanWorks Capital, LLC as of December 31, 2006, and the related statements of income and changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JapanWorks Capital, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Squire & Company, PC

January 22, 2007

JAPANWORKS CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS

Cash	$ 16,061
Accounts receivable	10,000
Total assets	$ 26,061

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable	$ 500
Members' Equity	25,561
Total liabilities and members' equity	$ 26,061

The accompanying notes are an integral part of this financial statement.

JAPANWORKS CAPITAL, LLC
STATEMENT OF INCOME AND CHANGES IN MEMBERS' EQUITY
Year Ended December 31, 2006

Revenue:	
Commissions	$ 75,000
Interest income	200
Total revenue	75,200
Expenses:	
Personnel	31,500
Occupancy	6,078
Other operating	20,132
Total expenses	57,710
Net Income	17,490
Beginning Members' Equity	6,048
Member Contributions	2,023
Ending Members' Equity	$ 25,561

The accompanying notes are an integral part of this financial statement.

JAPANWORKS CAPITAL, LLC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2006

Cash Flows from Operating Activities:	
Net income	$ 17,490
Changes in operating assets and liabilities:	
Accounts receivable	(10,000)
Accounts payable	(1,508)
Net cash provided by operating activities	5,982
Cash Flows from Financing Activities	
Member contributions	2,023
Net cash provided by financing activities	2,023
Net Increase in Cash	8,005
Beginning Cash Balance	8,056
Ending Cash Balance	$ 16,061

The accompanying notes are an integral part of this financial statement.

JAPANWORKS CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS

Note 1. Business and Summary of Significant Accounting Policies

JapanWorks Capital, LLC is a placement agent for private security, mergers, and acquisition activities. The Company follows the accounting and reporting requirements of broker-dealers. JapanWorks Capital, LLC (the Company) was organized as a limited liability company in the state of Utah on December 28, 1999 and will be dissolved on or before December 22, 2098. Operations began November 17, 2004.

A summary of significant accounting policies follows:

Income Taxes - The Company is taxed as a limited liability company for both federal and state income tax purposes. Accordingly, no provision for income taxes has been recorded as the income tax effects of the Company's activities flow directly to its members.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $25,560 which was $20,560 in excess of its required net capital of $5,000. At December 31, 2006, the Company's net capital ratio was 0.02 to 1.

Note 3. Supplemental Disclosure - Statement of Cash Flows

The Company paid no interest or income taxes and had no noncash investing or financing activities for the year ended December 31, 2006.

JAPANWORKS CAPITAL, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2006

	SCHEDULE I
Net Capital:	
Total members' equity	$ 25,561
Deductions and/or charges - nonallowable assets:	
None	-
Net capital before haircuts	25,561
Haircuts	-
Net capital	$ 25,561
Aggregate Indebtedness:	
Accounts payable	$ 500
Computation of Basic Net Capital Requirement:	
Minimum net capital required:	
6 2/3% of aggregate indebtedness, $5,000 minimum	$ 5,000
Excess net capital	$ 20,561
Ratio of aggregate indebtedness to net capital	.02 to 1
Reconciliation with Company's Computation:	
(included in Part II of Form X-17A-5 as of December 31, 2006):	
Net capital, as reported in Company's Part II FOCUS report (unaudited)	$ 25,561
Net audit adjustments	-
Net capital per above	$ 25,561

JAPANWORKS CAPITAL, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2006

SCHEDULE II

The Company meets the exemptions of Rule 15c3-3(k). The Company does not receive or acquire or hold funds or securities for the accounts of customers. The Company promptly pays commissions as they are received.

Credit Balances	$ -
Debit Balances	-
Reserve Computation:	
Excess of total debits over total credits	$ -
Required Deposit	None
Reconciliation with Company's Computation:	
(included in Part II of Form X-17A-5 as of December 31, 2006):	
Excess as reported in Company's Part IIA Report (unaudited)	$
Net audit adjustments	-
Excess per above computation	$ -

JAPANWORKS CAPITAL, LLC
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2006

SCHEDULE III

1.	Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3)	$ -
A.	Number of items	None
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	$ -
A.	Number of items	None

SQUIRE
AUDIT • TAX • ADVISORY

1329 South 800 East • Orem, Utah 84097-7700 • (801) 255-6900 • Fax (801) 226-7739 • www.squire.com

Independent Auditor's Report on Internal Accounting Controls

To the Members of
JapanWorks Capital, LLC

In planning and performing our audit of the financial statements of JapanWorks Capital, LLC (the Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by JapanWorks Capital, LLC, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

SQUIRE is a dba registered to Squire & Company, PC, a certified public accounting firm.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal controls, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of members of the Company, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Agari & Company, PC

January 22, 2007

END